

June 17, 2015

Mark Ein
Chief Executive Officer
Capitol Acquisition Corp. II
509 7th Street, N.W.
Washington, D.C. 20004

  Re: Capitol Acquisition Corp. II
    Revised Preliminary Proxy Statement on Schedule 14A
    Filed June 10, 2015
    File No. 001-35898

Dear Mr. Ein:

  We have reviewed your responses to the comments in our letter dated June 4, 2015 and have the following additional comments.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Note 1 – Business

Financing Transaction, page FS-26

1. We note from your response to our previous comment 2 that the CFMF Transaction Agreements represent a cost method investment on December 11, 2014. Please provide us with your basis for your determination, including any accounting guidance considered and whether or not you considered if the PPR fell within the scope of ASC 860. To the extent you still believe the PPR should be recorded as a cost method investment, tell us why you believe the fair value was not below the carry cost as of December 31, 2014 given your intention to liquidate CFMF on May 8, 2015 (see ASC 325-20-35). Finally, please provide us with the accounting guidance you considered to determine when any gain or loss on the repurchase of the warrant should be recorded on December 11, 2014.

2. Please explain why the pro forma adjustment (i.e., Note 10 on page 77) reflects a decrease to additional paid-in capital of $73M. Additionally, provide us with your

calculation of the expected gain or loss on the extinguishment of debt under ASC 470-50 and repurchase of the warrant to reflect the closing of this transaction that occurred on May 8, 2015. Confirm how the gain or loss was reflected in your pro forma adjustment and guidance considered in determining its classification. Finally, please revise the disclosure in your footnotes to the financial statements to disclose the expected gain or loss to be recorded and the allocation of it between the debt and the warrant.

You may contact Amy Geddes at (202) 551-3304 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Jeffrey M. Gallant, Esq.
        Graubard Miller